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                                   EXHIBIT 4.2


                        PREMIER RESEARCH WORLDWIDE, LTD.

                                 Amendment No. 1
                                       to
                             1996 Stock Option Plan


         The 1996 Stock Option Plan (the "Option Plan") of Premier Research Worldwide, Ltd. (the "Company") is hereby amended as follows:

         1. Reservation of Additional Shares. Section 4 of the Option Plan is hereby amended to reserve an additional 600,000 shares of Common Stock for issuance thereunder.

         2. Fixed Option Grants. The Option Plan is hereby further amended to include the following new Section 8:

                 8.    Fixed Option Grants to Outside Directors.

                       A.   Defined Terms   (i) The term "Outside Directors" as
                            utilized herein refers to any individual who serves as a member of the Board of Directors of the Company and who is neither (i) an employee of the Company,
                            (ii) the beneficial owner of 10% or more of the outstanding Common Stock of the Company (a "Significant Holder"), or (iii) a stockholder, member or partner of any entity which itself is a Significant Holder.

                            (ii) The term "Annual Meeting" as utilized herein
                                 refers to an Annual Meeting of Stockholders of the Company.

                       B.   Initial Grants   Each Outside Director initially
                            elected to the Board of Directors at or after the 1999 Annual Meeting shall be automatically granted, on the date of such election, an option to acquire 5,000 shares of the Common Stock of the Company.

                       C.   Annual Grants   Each Outside Director who is a
                            member of the Company's Board of Directors immediately following an Annual Meeting (including the 1999 Annual Meeting) shall be automatically granted, on the date of the Annual Meeting, an option to acquire 5,000 shares of the Common Stock of the Company, provided that an Outside Director first elected to the Board of Directors at such Annual Meeting or within six months prior to such Annual Meeting shall not be eligible for the annual grant otherwise to be issued at the date of such Annual Meeting.

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                       D.   Terms of Fixed Option Grants.   Options granted
                            pursuant to this Section 8 will be subject to all of the terms and conditions of the Option Plan. In addition, each such option shall be subject to the following terms:

                            (i) The option price per share shall be 100% of the fair market value of the Common Stock on the close of business on the date the option is granted, determined as provided in the Option Plan.

                            (ii) Each option will be immediately exercisable upon grant.

                            (iii) Shares of Common Stock received upon exercise
                                  of the options granted pursuant to this
                                  Section 8 may not be sold, transferred,
                                  assigned, pledged or otherwise disposed of until at least six months and one day after the date of grant.

                            (iv)  Each option will expire upon the earlier of
                                  (a) ten years from the date of grant or (b) three months after the Outside Director ceases to serve as a director for any reason.

         3. Effective Date.   This Amendment No. 1 shall be not be effective
until its approval by the stockholders of the Company at the 1999 Annual
Meeting.